UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

                           Solid Power, Inc.
(Name of Issuer)

              Common Stock, par value $0.0001 per share
(Title of Class of Securities)

                           83422N105
(CUSIP Number)

Stefan Hienzsch
Assistant General Counsel
BMW GROUP
BMW Rechtsabteilung, AJ-3
Petuelring 130
80788 München, Germany
Tel. No.: +49-89-382-0
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                           December 8, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. BMW Holding B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [X]
6	Citizenship or Place of Organization. The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,488,518 (See Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,488,518 (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,488,518 (See Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 2)
13	Percent of Class Represented by Amount in Row (11) 6.26%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. BMW INTEC Beteiligungs GmbH
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [X]
6	Citizenship or Place of Organization. Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,488,518 (See Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,488,518 (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,488,518 (See Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 2)
13	Percent of Class Represented by Amount in Row (11) 6.26%
14	Type of Reporting Person (See Instructions) HC, OO (limited liability company)

1	Names of Reporting Persons. Bayerische Motoren Werke AG
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [X]
6	Citizenship or Place of Organization. Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,488,518 (See Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,488,518 (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,488,518 (See Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 2)
13	Percent of Class Represented by Amount in Row (11) 6.26%
14	Type of Reporting Person (See Instructions) HC, CO

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.0001 per share (“Common Stock”) of Solid Power, Inc, (f.k.a, Decarbonization Plus Acquisition Corporation III), a Delaware corporation  (the “Issuer,” the “Company” or “New Solid Power”).  The address of the principal executive offices of the Company is 86 S. Pierce Avenue, Suite E, Louisville, Colorado 80027.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Bayerische Motoren Werke AG, a corporation organized under the laws of the Federal Republic of Germany (“BMW AG”); (ii) BMW INTEC Beteiligungs GmbH, a limited liability company organized under the laws of the Federal Republic of Germany and a wholly owned subsidiary of BMW AG (“BMW INTEC”); and (iii) BMW Holding B.V., a Dutch limited liability company and a wholly owned subsidiary of BMW INTEC (“BMW Holding” and, together with BMW AG and BMW INTEC, the “Reporting Persons”).

(b) The business address of BMW AG and BMW INTEC is Petuelring 130, 80809 Munich, Federal Republic of Germany.  The business address of BMW Holding is Einsteinlaan 5, 2289 CC Rijswijk, The Netherlands.  The principal business of BMW AG is the production of motor vehicles.  The principal business of each of BMW INTEC and BMW Holding is to serve as a holding company for business entities and investments.

The name, business address, citizenship and present principal occupation of each executive officer and each director of each Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(c) See Item 2(b).

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, with the exception of the following:  In September 2020, BMW AG and two of its U.S. subsidiaries (the “BMW Entities”) entered into a settlement with the Securities and Exchange Commission (“SEC”) with respect to an investigation by the SEC into potential violations of U. S. securities laws by BMW Group relating to disclosures regarding BMW Group’s unit sales of new vehicles. The BMW Entities, without admitting or denying the allegations, consented to the entry of an order (the “SEC Order”) finding violations of Sections 17(a)(2) and 17(a)(3) of the U. S. Securities Act and agreed to pay a penalty of U. S.$18 million. The SEC Order alleged, among other things, that the disclosures that BMW Group had provided to investors in its U. S. bond offerings conducted under Rule 144A in the period from 2016 to 2019 had contained material misstatements and omissions regarding BMW Group’s U. S. retail vehicle deliveries.

(f) See Item 6 of the respective cover page of each Reporting Person.

The securities reported herein are held of record by BMW Holding.  BMW Holding is a wholly-owned subsidiary of BMW INTEC, which is a wholly-owned subsidiary of BMW AG.  Accordingly, BMW AG and BMW INTEC may also be deemed to indirectly beneficially own the securities reported herein.  This Schedule 13D does not include 1,144,393 shares of Common Stock held by a private investment vehicle (the “Private Fund”) managed by a manager that is not affiliated with the Reporting Persons, but in which BMW INTEC has economic interest as a limited partner.  In addition, an investment adviser that is wholly-owned by, but is operationally segregated from, BMW INTEC serves as an adviser to the manager of the Private Fund and may exercise investment or voting power with respect to the shares of Common Stock held by the Private Fund from time to time.  If the shares of Common Stock held by the Private Fund were deemed to be indirectly beneficially owned by BMW INTEC and BMW AG, such Reporting Persons would beneficially own 11,632,911 shares of Common Stock, representing 6.94% of the shares of Common Stock outstanding.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were issued to BMW Holding on December 8, 2021 pursuant to  the business combination (the “Business Combination”) of the Company, DCRC Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”) and Solid Power Operating, Inc. (f.k.a. Solid Power, Inc.), a Colorado corporation  (“Solid Power Opco”).

Pursuant to the Business Combination, Merger Sub merged with and into Solid Power Opco, with Solid Power Opco surviving the merger as a wholly owned subsidiary of the Company (and Solid Power Opco changed its name to Solid Power Operating, Inc. and the Company changed its name to Solid Power, Inc.)  Pursuant to the Business Combination, BMW Holding received the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons in exchange for an aggregate of 549,370 shares of common stock of Solid Power Opco and 2,746,853 shares of Series B Preferred Stock of Solid Power Opco.  BMW Holding purchased such securities from Solid Power Opco for an aggregate of $49.6 million.  All such securities were purchased using working capital of BMW Holding.  The shares of Common Stock described above as being held by the Private Fund were acquired pursuant to the closing of the Business Combination in exchange for an aggregate of 59,941 shares of common stock of Solid Power Opco and 299,707 shares of Series B Preferred Stock of Solid Power Opco, which were purchased by the Private Fund for an aggregate of $3 million using working capital of the Private Fund.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities of the Company reported herein in connection with commercial arrangements entered into between Solid Power Opco and the Reporting Persons and/or their affiliates (“BMW Group”).  As previously disclosed by the Company, BMW Group and Solid Power Opco began working together in 2016, initially on all-solid-state battery cell research and development.  The relationship grew in 2017 to include efforts to jointly develop all-solid-state battery cell technology based on a joint development agreement of 1 July 2017, and further expanded in 2021 with amendments to the  joint development agreement dated February 18, 2021, March 22, 2021 and November 1, 2021 for automotive-scale EV cells for testing and vehicle integration with BMW of North America LLC. The shares of Series B Preferred Stock referenced above were purchased on May 5, 2021, at which time BMW Holding and Solid Power Opco also entered into a Board Nomination Support Agreement, dated May 5, 2021, pursuant to which Rainer Feurer, an executive within BMW Group, was appointed by BMW Holding to join the Solid Power Opco Board of Directors in May 2021.  BMW Holding’s director nomination rights survived the closing of the Business Combination, and Mr. Feurer now serves as a director of the Company.

The securities of the Company reported herein are held by the Reporting Persons for investment purposes.  The Reporting Persons intend to evaluate on an ongoing basis this investment in the Company and the Reporting Person’s options with respect to the investment.

The Reporting Persons may acquire additional shares of Common Stock and/or other securities of the Company from time to time or may dispose of any or all of such securities at any time.

From time to time, the Reporting Persons may engage in discussions with the Company’s Board of Directors and/or members of the Company’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Company and other matters concerning the Company.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

(c)  The Reporting Persons did not engage in any transactions in securities of the Company during the sixty day period prior to the filing of this Schedule 13D, other than the receipt of the securities reported herein upon the consummation of the Business Combination, as discussed in Item 3.

(d)  Not applicable.

(e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement and Power of Attorney, by and among the Reporting Persons.

Exhibit 99.2
Board Nomination and Support Agreement dated as of May 5, 2021, by and between Solid Power Operating, Inc. (f.k.a., Solid power, Inc.), a Colorado corporation, BMW Holding B.V., a Dutch limited liability company (“BMW Holding”), and those certain stockholders listed on Schedule A thereto (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-4 (Registration No. 333-258681) of Solid Power, Inc. (f.k.a, Decarbonization Plus Acquisition Corporation III), a Delaware corporation.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                December 17, 2021

BAYERISCHE MOTOREN WERKE AG

By: ppa. /s/ Fredrik Altmann
Name:  Fredrik Altmann
Title: Vice President Corporate Finance, Steering Treasury Center

By: i.V. /s/ Dr. Alexander Holl
Name: Dr. Alexander Holl
Title: Senior Legal Counsel

BMW INTEC BETEILIGUNGS GMBH

By: /s/ Jonathan Townend
Name: Jonathan Townend
Title: Managing Director

By: ppa. /s/ Stefan Hienzsch
Name: Stefan Hienzsch
Title: Authorized Representative

BMW HOLDING B.V.

By: /s/ Walter Knopp
Name: Walter Knopp
Title: Managing Director

By: /s/ Glenn Ramcharan
Name: Glenn Ramcharan
Title: Authorized Representative

SCHEDULE A
The following table sets forth the name, business address, citizenship and present principal occupation of each executive officer and each director of each Reporting Person.
Members of the Supervisory Board of Bayerische Motoren Werke Aktiengesellschaft1
Name	Citizenship	Present Principal Occupation
Dr.-Ing. Dr.-Ing. E.h. Norbert Reithofer	German	Chairman of the Supervisory Board
Manfred Schoch	German	Chairman of the European and General Works Council
Stefan Quandt	German	Entrepreneur
Stefan Schmid	German	Chairman of the Works Council, Dingolfing
Dr. Kurt Bock	German	Chairman of the Supervisory Board of BASF SE
Christiane Benner	German	Second Chairwoman of IG Metal
Dr. Marc Bitzer	German	Chairman, Chief Executive Officer and President of the Whirlpool Corporation
Verena zu Dohna	German	Department Head of the Works Constitution and Co-determination Policy Department with the Executive Board of IG Metall / (In-house) Lawyer
Bernhard Ebner	German	Chairman of the Works Council, Landshut
Rachel Empey	British, German	Member of the Management Board of Fresenius Management SE (Chief Financial Officer)
Dr.-Ing. Heinrich Hiesinger	German	Supervisory Board Member
Johann Horn	German	District Manager of IG Metall Bavaria
Susanne Klatten	German	Entrepreneur
Jens Köhler	German	Chairman of the Works Council, Leipzig
Dr. Dominique Mohabeer	German	Member of the Works Council, Munich
Anke Schäferkordt	German	Member of Supervisory Boards
Prof. Dr. Dr. h.c. Christoph M. Schmidt	German, Australian	President of RWI – Leibniz Institute for Economic Research e.V.; University Professor
Dr. Vishal Sikka	U.S. American	Founder and CEO of Vianai Systems, Inc.
Dr. Thomas Wittig	German	Senior Vice President Financial Services
Werner Zierer	German	Chairman of the Works Council, Regensburg

Members of the Board of Management of Bayerische Motoren Werke Aktiengesellschaft2
Name	Citizenship	Present Principal Occupation
Oliver Zipse	German	Member of the Board of Management
Ilka Horstmeier	German	Member of the Board of Management
Dr. Milan Nedeljković	Serbian	Member of the Board of Management
Pieter Nota	Dutch	Member of the Board of Management
Dr. Nicolas Peter	German, French	Member of the Board of Management
Dr. Joachim Post (as from 1/1/2022)	German	Member of the Board of Management
Frank Weber	German	Member of the Board of Management
Dr.-ing. Andreas Wendt (until 12/31/2021)	German	Member of the Board of Management

Managing Directors of BMW INTEC Beteiligungs GmbH3
Name	Citizenship	Present Principal Occupation
Jonathan Townend	British, German	Senior Vice President Group Reporting, Taxes
Dr. Florian Weig	German	Senior Vice President Corporate Strategy

Managing Directors of BMW Holding B.V. 4
Name	Citizenship	Present Principal Occupation
Walter Knopp	German	Managing Director
Fredrik Altmann	German, Swedish	Vice President Corporate Finance, Steering Treasury Center
Anne Cornelis Jaap Brons	Dutch	Managing Director

1 The business address for each director and executive officer of BMW AG is c/o Bayerische Motoren Werke AG, Petuelring 130, 80809 Munich, Federal Republic of Germany.
2 The business address for each director and executive officer of BMW AG is c/o Bayerische Motoren Werke AG, Petuelring 130, 80809 Munich, Federal Republic of Germany.
3 The business address for each director and executive officer of BMW AG is c/o BMW INTEC Beteiligungs GmbH, Petuelring 130, 80809 Munich, Federal Republic of Germany.
4 The business address for each director and executive officer of BMW AG is c/o BMW Holding B.V., Einsteinlaan 5, 2289 CC Rijswijk, The Netherlands.